UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

EXTRAORDINARY GENERAL MEETING

Consolidated Synthetic remote voting map

In compliance with CVM Resolution No. 81/22, we present the synthetic voting map consolidating the voting instructions received from the Central Depositary, the Bookkeeper and the voting instructions directly received by the Company, with the identification of the approvals, rejections or abstentions received by each item of the remote voting form, referring to the matters to be submitted to the approval of the Extraordinary General Meeting to be held on July 02, 2026, at 3:00 p.m

Item	Deliberação	Votos	Classe de ações e Quantidade total de Ações por deliberação
			Ordinárias (ON)	Preferenciais (PN)
1	TO FIX the number of members that will compose the Board of Directors of the Company	For	61,824,199	-
		Against	3,176	-
		Abstain	31,814	-
2	Nomination of all the names that compose the slate (the votes indicated in this section will be disregarded if the shareholder with voting rights fills in the fields present in the separate election of a member of the board of directors and the separate election referred to in these fields takes place). Única Márcio de Andrade Schettini Oscar Rodríguez Herrero	For	61,364,239	-
		Against	7,069	-
		Abstain	487,881	-
3	If one of the candidates that composes your chosen slate leaves it, can the votes corresponding to your shares continue to be conferred on the same slate?	For	15,638,860	-
		Against	46,174,399	-
		Abstain	45,930	-
4	In case of a cumulative voting process, should the corresponding votes to your shares be equally distributed among the members of the slate that you´ve chosen? [If the shareholder chooses ”yes” and also indicates the ”approve” answer type for specific candidates among those listed below, their votes will be distributed proportionally among these candidates. If the shareholder chooses to ”abstain” and the election occurs by the cumulative voting process, the shareholder's vote shall be counted as an abstention in the respective resolution of the meeting.]	For	20,056,471
		Against	15,793
		Abstain	41,786,925
5	View of all the candidates that compose the slate to indicate the cumulative voting distribution.
	Márcio de Andrade Schettini		10,037,575 (50.05%)	-
	Oscar Rodríguez Herrero		10,018,896 (49.95%)
	As a result of the resolution in the previous item, CONFIRM the composition of the Companys Board of Directors.	For	61,767,091	-
6		Against	1,390	-

[Free English Translation]

		Abstain	90,708	-
	Do you wish to request the establishment of a fiscal council, under the terms of article 161 of Law 6,404, of 1976? (If the shareholder chooses "no" or "abstain", his/her shares will not be computed for the request of the establishment of the fiscal council), Note: this resolution is not part of the EGM agenda and has been included in compliance with Article 36, sole paragraph, of CVM Resolution 81/22,	For	18,357,947	18,360,662
7		Against	2,279,215	41,100,499
		Abstain	41,222,027	2,273,936

Carlos Ignacio Muñiz Gonzalez Blanch

Investors Relations Officer

BANCO SANTANDER (BRASIL) S,A,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: July 1, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer